March 30, 2023

Ms. Beverly Singleton
Ms. Claire Erlanger
Division of Corporation Finance
Office of Manufacturing
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Powell Industries, Inc.
Form 10-K for the Fiscal Year Ended September 30, 2022
Filed December 6, 2022
Form 8-K, Filed January 31, 2023
File No. 001-12488

Dear Ms. Singleton and Ms. Erlanger,

This letter is submitted on behalf of Powell Industries, Inc. (the “Company”) in response to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) as set forth in the Staff’s letter dated March 17, 2023 (the “Comment Letter”) regarding the above referenced filings of the Company.

The Company has the following responses to the Staff’s comments in the Comment Letter. For your convenience, the Company has reproduced in bold typeface below each comment from the Comment Letter, with our response following.

Comments and Responses:

Form 10-K for the Fiscal Year Ended September 30, 2022

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 20

1.We note from your disclosure in Note E that a significant amount of your revenue is generated from long-term fixed price contracts that is generally recognized over time utilizing the cost-to-cost method. Under the cost-to-cost method, the extent of progress towards completion is measured based on the ratio of costs incurred to date to the total estimated costs at completion of the performance obligation. We also note your disclosure that for the years ended September 30, 2022 and 2021, your operating results were positively impacted by $ 11.3 million and $ 12.5 million, respectively, as a result of changes in contract estimates related to projects in progress at the beginning of the respective period. Please revise your results of operations disclosure in MD&A to separately quantify gross favorable and gross unfavorable changes in estimates material to your results, accompanied by an appropriate level of analysis.
Powell Industries, Inc. | 8550 Mosley Road | Houston, TX 77075 | 713.944.6900 | powellind.com

Ms. Beverly Singleton
Ms. Claire Erlanger
March 30, 2023

The Company respectfully acknowledges the Staff’s comment. Our disclosure of net changes in project estimates is a net positive impact to our operating results for the periods presented. The gross unfavorable changes are immaterial. The gross unfavorable changes in estimates was less than 1% for each year presented (0.59% and 0.88% for the fiscal years ended September 30, 2022 and 2021, respectively). We will continue to monitor our gross favorable and gross unfavorable changes in estimates and will add a disclosure in future filings that gross offsetting adjustments were immaterial, if applicable.

1.We note your disclosure that gross profit increased by 13%, or $10.0 million, to $85.0 million in fiscal 2022, but despite the increase in revenues, gross profit as a percentage of revenues remained flat to the prior fiscal year at 16% in fiscal 2022 due to increased costs impacting older projects in your backlog that were subject to inflationary pressures on raw materials and components, with little or no recourse from the customer to reprice the project. We also note that favorable project execution, volume leverage and product mix, including fast track service and replacement projects across your service division, all helped to offset the negative inflationary pressure carried by the older projects in the backlog. In future filings where you describe two or more factors that contributed to a material change in a financial statement line item between periods, especially when there are offsetting amounts, please quantify each material factor that contributed to the overall change in that line item. Refer to Item 303 of Regulation S-K and Section III.D of SEC Release No. 33-6835.

The Company respectfully acknowledges the Staff’s comment. In preparing our disclosures, we consider Item 303 of Regulation S-K and Section III.D of SEC Release No. 33-6835. Please note that we develop, design, manufacture and service custom-engineered equipment and systems. These are typically unique to a specific customer application and will vary in physical size and configuration in order to meet specific customer requirements. Please also note that customer applications vary across all market sectors that we serve and, as a result, there is no comparability between projects from period to period. As of September 30, 2022, there were approximately 650 contracts in process.

We respectfully submit that the factors disclosed specifically related to the changes in gross profit are clearly apparent to management and can be articulated qualitatively as factors impacting our operating results; however, quantifying these factors to the level of precision and accuracy necessary for disclosure in an SEC filing is not possible at this time. Management utilizes methodologies and internally created reports to measure these factors, however, does not measure these variables to the level of precision required for external reporting. The Company further advises the Staff that its financial systems, disclosure controls and processes are not designed to reliably quantify and track changes across our diverse portfolio in reasonable detail to expand our disclosures.

In our disclosure, we attempted to disclose the negative impact of inflationary pressures resulting in increased costs on many of the older projects in backlog, while also articulating the offsetting, positive impact of increased pricing, favorable project execution and volume leverage on our operating results.

We believe that our disclosures provide the readers with an understanding of the significant drivers of our business. We acknowledge the Staff’s comment and will continue to
Powell Industries, Inc. | 8550 Mosley Road | Houston, TX 77075 | 713.944.6900 | powellind.com

Ms. Beverly Singleton
Ms. Claire Erlanger
March 30, 2023

monitor our disclosures in future filings, while seeking opportunities to expand upon and/or quantify material factors that support our disclosure of the qualitative drivers of our results from operations.

Consolidated Statements of Operations, page 33

1.We note from your disclosure in Note E on page 43 that in addition to manufacturing custom-engineered products and systems, you recognize revenue from contracts to provide field service inspection, installation, commissioning, modification, and repair services, as well as retrofit and retrofill components for existing systems. We also note from some of the discussion during the year end 2022 earnings call, that this service revenue was a significant contributor to your business during 2022. Please tell us the amount of revenue related to services as compared to products for the year ended September 30, 2022. If the amount is greater than 10% of the consolidated revenue amount, please revise future filings to separately present revenue and cost of goods sold for products and services. See requirement in Rule 5-03(b)(1) and (b)(2) of Regulation S-X.

The Company respectfully acknowledges the Staff’s comment. We monitor our service revenue in accordance with the requirements of Rule 5-03(b)(1) and (b)(2) of Regulation S-X. Our service revenues have historically been below 10% (8.37% for the fiscal year ended September 30, 2022 and 7.04% for the fiscal year ended September 30, 2021). We will continue to monitor the percentage of revenue from service in future filings.

Form 8-K Furnished January 31, 2023

Exhibit 99.1 Earnings Release, page 1

1.We note that your Key Highlights section at the top of your earnings release includes the disclosure of your book-to-bill ratio. Please disclose how you compute the book-to-bill ratio and explain the significance of this ratio in understanding your business. As part of your disclosure, please define "new orders" and disclose any limitations on the new orders amounts, such as any pertinent termination clauses or contingencies that may ultimately impact the realizations of such amounts as revenues. Refer to the metrics guidance set forth in SEC Release No. 33-10751.

The Company respectfully acknowledges the Staff’s comment. The book-to-bill ratio is calculated as new orders (bookings) in the period divided by revenues recognized in the period. This is a common metric utilized in project and manufacturing based businesses and provides a quick gauge by which a reader can determine the current period impact on the backlog level (unsatisfied performance obligations). In future earnings releases, we will provide a footnote explaining that new orders (bookings) represent the estimated value of contracts added to existing backlog (unsatisfied performance obligations). Additionally we will also footnote that the book-to-bill ratio represents the ratio of new orders (bookings) received in the period divided by the revenues recognized in the period.

We believe the book-to-bill ratio is an important metric for readers as it relates to the change in the backlog level. A ratio greater than 1.0 indicates growing backlog levels, while a
Powell Industries, Inc. | 8550 Mosley Road | Houston, TX 77075 | 713.944.6900 | powellind.com

Ms. Beverly Singleton
Ms. Claire Erlanger
March 30, 2023

ratio less than 1.0 indicates that the business is experiencing a period of contracting backlog. Additionally, we will note that the amounts recorded in backlog may not be a reliable indicator of our future operating results and many not be indicative of continuing revenue performance over future fiscal quarters or years primarily due to unexpected contract adjustments, cancellations or scope reductions.

The Company hereby acknowledges that:

•The Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any additional questions regarding the above, please contact me by phone at (713) 944-6900 or e-mail at michael.metcalf@powellind.com. The Company will be pleased to provide any additional information that may be necessary.

Sincerely,

/s/ Michael W. Metcalf

Michael W. Metcalf
Executive Vice President,
Chief Financial Officer

cc: Shelley Potter, PricewaterhouseCoopers LLC
William Rohrlich, Winstead PC
Powell Industries, Inc. | 8550 Mosley Road | Houston, TX 77075 | 713.944.6900 | powellind.com